                           BAKER & TAYLOR CORPORATION
                            2709 Water Ridge Parkway
                         Charlotte, North Carolina 28217

                                  May 10, 2000

David C. Lee
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3-8
450 Fifth Street, N.W.
Washington, D.C.  20549

              Re: Withdrawal of the Registration Statement of Baker & Taylor Corporation on Form S-1, File Number (333-83683) (the "Registration Statement").

Dear Mr. Lee:

       Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having the power of attorney under the Registration Statement hereby requests the withdrawal of the Registration Statement and all amendments and exhibits thereto, from the Commission's consideration. The Company has decided not to pursue an Initial Public Offering at this time due to uncertain market conditions. The Company believes that this withdrawal is consistent with the protection of its investors.

                                        BAKER & TAYLOR CORPORATION

                                        By: /s/ EDWARD H. GROSS
                                           --------------------------
                                        Name:  Edward H. Gross
                                        Title: Executive Vice President,
                                               Chief Administrative Officer
                                               and Chief Financial Officer
                                               (Principal Financial and
                                                Accounting Officer)